Exhibit 12.1
RATIOS OF EARNINGS TO FIXED CHARGES
     Our ratios of earnings to fixed charges for each of the past five fiscal years and the fiscal six months ended June 26, 2010 are as follows:

	Fiscal Six
	Months Ended	Fiscal Years Ended
	June 26,	Dec. 26,	Dec. 27,	Dec. 29,	Dec. 30,	Dec. 31,
	2010	2009	2008	2007	2006	2005
	(dollars in millions, except ratio data)
Income before taxes	$1,114.5	$2,103.3	$1,790.8	$1,503.3	$1,011.8	$952.9
One-third of rents	13.9	25.1	24.8	20.6	20.0	18.1
Interest expense	79.5	172.5	233.7	134.2	95.8	73.9
Equity loss from affiliates	1.8	1.2	1.1	1.2	2.0	3.6

Earnings	$1,209.7	$2,302.1	$2,050.4	$1,659.3	$1,129.6	$1,048.5

One-third of rents	$13.9	$25.1	$24.8	$20.6	$20.0	$18.1
Interest expense	79.5	172.5	233.7	134.2	95.8	73.9

Fixed charges	$93.4	$197.6	$258.5	$154.8	$115.8	$92.0

Ratio of Earnings to Fixed Charges(1)	13.0x	11.7x	7.9x	10.7x	9.8x	11.4x

(1)	The ratio was calculated by dividing the sum of the fixed charges into the sum of the earnings and fixed charges. In calculating this ratio, earnings include income before income taxes and fixed charges. Fixed charges include interest expense and one-third of all rent expense (considered representative of the interest factor).